July 6, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Monster Digital, Inc. Registration Statement on Form S-1 Filed November 10, 2015 File No. 333-207938

Dear Ms. Mills-Apenteng:

Reference is made to our letter to you dated July 5, 2016, to request that the Registration Statement on Form S-1 (File No. 333-207938) of Monster Digital, Inc., originally filed with the Securities and Exchange Commission on November 10, 2015 be accelerated (the “Acceleration Request”) so that it will be declared effective at 5:00 pm Eastern time, on Wednesday, July 6, 2016, or as soon thereafter as is practicable. We now respectfully withdraw the Acceleration Request.

If you need anything further, please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at 714-371-2501.

Sincerely,

Monster Digital, Inc.

By:	/s/ David H. Clarke
David H. Clarke
Chief Executive Officer

cc:	David Olert, CFO

Thomas J. Poletti, Manatt, Phelps & Phillips, LLP